SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Five Star Quality Care, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

33832D106

(CUSIP Number)

Adam D. Portnoy

ABP Acquisition LLC

Two Newton Place, 255 Washington Street, Suite 300

Newton, Massachusetts 02458-1634

(617) 928-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D106		SCHEDULE 13D	Page 2 of 12 Pages

1	Names of Reporting Persons ABP Acquisition LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 17,999,999

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 17,999,999

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,999,999

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.35%*

14	Type of Reporting Person OO

*                                         Based on 49,512,651 shares of common stock, $.01 par value per share (the “Common Stock”) of Five Star Quality Care, Inc. (the “Issuer”) issued and outstanding as of November 2, 2016, as reported in the Issuer’s  Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 3, 2016.

CUSIP No. 33832D106		SCHEDULE 13D	Page 3 of 12 Pages

1	Names of Reporting Persons ABP Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 17,999,999

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 17,999,999

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,999,999

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.35%*

14	Type of Reporting Person OO

*                                         Based on 49,512,651 shares of Common Stock of the Issuer issued and outstanding as of November 2, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2016.

CUSIP No. 33832D106		SCHEDULE 13D	Page 4 of 12 Pages

1	Names of Reporting Persons Barry M. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 231,622

	8	Shared Voting Power 17,999,999

	9	Sole Dispositive Power 231,622

	10	Shared Dispositive Power 17,999,999

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,231,621

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.82%*

14	Type of Reporting Person IN

*                                         Based on 49,512,651 shares of Common Stock of the Issuer issued and outstanding as of November 2, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2016.

CUSIP No. 33832D106		SCHEDULE 13D	Page 5 of 12 Pages

1	Names of Reporting Persons Adam D. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 108,000

	8	Shared Voting Power 17,999,999

	9	Sole Dispositive Power 108,000

	10	Shared Dispositive Power 17,999,999

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,107,999

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.57%*

14	Type of Reporting Person IN

*                                         Based on 49,512,651 shares of Common Stock of the Issuer issued and outstanding as of November 2, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2016.

CUSIP No. 33832D106	SCHEDULE 13D	Page 6 of 12 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”), of Five Star Quality Care, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of each of the following entities and individuals (collectively, the “Reporting Persons” and each a “Reporting Person”).  The Reporting Persons have no agreements that would cause them to be a “group” for purposes of this Schedule 13D, but are required to file this Schedule 13D in respect of the same securities, as contemplated by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The business address and principal office address of the Reporting Persons is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

(a)         ABP Acquisition LLC, a Maryland limited liability company (“ABP LLC”);

(b)         ABP Trust, a Maryland statutory trust (the sole member of ABP LLC);

(c)          Barry M. Portnoy, a United States citizen (a managing director of the Issuer, a majority beneficial owner and trustee of ABP Trust and a director of ABP LLC); and

(d)         Adam D. Portnoy, a United States citizen (a beneficial owner, trustee and the president of ABP Trust and a director and the president of ABP LLC).

The principal business of ABP LLC is to engage in any activity or business which may be lawfully carried on by a limited liability company organized under the Maryland Limited Liability Company Act, including investing in securities of public and private corporations.  The name, residence or business address, present principal occupation and citizenship of each director, executive officer and controlling person of ABP LLC is listed on Schedule I hereto.

The principal business of ABP Trust is to engage in any activity or business which may be lawfully carried on by a statutory trust organized under the Maryland General Corporation Law (the “MGCL”), including investing in securities of public and private corporations.  The name, residence or business address, present principal occupation and citizenship of each trustee, executive officer and controlling person of ABP Trust is listed on Schedule II hereto.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedules I or II hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly by Adam D. Portnoy were acquired through previous grants of Common Stock pursuant to the Issuer’s equity compensation plan for services he rendered to the Issuer as an officer and employee of The RMR Group LLC. Mr. Barry Portnoy acquired the shares of Common Stock he owns directly (i) in several awards granted to him by the Issuer pursuant to the Issuer’s equity compensation plan for services he rendered as a Managing Director of the Issuer, (ii) in

CUSIP No. 33832D106	SCHEDULE 13D	Page 7 of 12 Pages

connection with the formation of the Issuer and its spinoff from Senior Housing Properties Trust on December 31, 2001 and (iii) as a result of a liquidating distribution in 2008 of shares of Common Stock then held through the Portnoy Family Corporation, of which Mr. Barry Portnoy was the sole stockholder.  The Portnoy Family Corporation had acquired the shares of Common Stock distributed to Mr. Barry Portnoy in connection with the formation and spinoff of the Issuer.

ABP Trust contributed cash and cash equivalents on hand to ABP LLC, which ABP LLC used to acquire 17,999,999 shares of Common Stock in the Offer (as defined below).

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On October 6, 2016, ABP LLC commenced a tender offer to purchase up to 10,000,000 of the issued and outstanding shares of Common Stock at a purchase price of $3.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2016, (the “Offer to Purchase”) and the related Letter of Transmittal.

On October 27, 2016, ABP LLC increased the number of shares of Common Stock sought in such tender offer to 18,000,000 shares in the Amendment and Supplement to the Offer to Purchase (the Offer to Purchase, as amended by such Amendment and Supplement which, together with any amendments or supplements thereto and the related Letter of Transmittal, collectively constitute the “Offer”).

ABP LLC made the Offer because it and the other Reporting Persons wanted to make a significant equity investment in the Issuer through the acquisition of Common Stock.  The Reporting Persons believe that the Common Stock represents an attractive investment for ABP LLC and that the ownership stake acquired in the Offer further aligns the personal incentives of Messrs. Barry Portnoy and Adam Portnoy with those of the Issuer and its other stockholders and increases their influence over the strategic direction of the Issuer.  In addition, the Offer provided stockholders wishing to sell with an efficient way to sell their shares of Common Stock without incurring the broker’s fees or commissions associated with open market sales.

The foregoing description of the Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Schedule TO-T, including the Offer to Purchase, related Letters of Transmittal and all of the other exhibits included therewith and amendments thereto, which are included as Exhibits 99.2 - 99.10 hereto and are incorporated by reference herein.

On November 10, 2016, the Offer expired and ABP LLC acquired 17,999,999 shares of Common Stock in connection with such expiration.

Except as otherwise described herein, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider such Reporting Person’s position and/or change such Reporting Person’s purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review from time to time their investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investment considerations.  The Reporting Persons may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries.  Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Persons’ liquidity requirements and investment considerations, and subject to the limitations in the agreements described below, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.  Mr. Barry M. Portnoy is a director of the Issuer

CUSIP No. 33832D106	SCHEDULE 13D	Page 8 of 12 Pages

and may be involved in the formulation or approval of such plans or proposals in such capacity. Mr. Barry M. Portnoy does not expect to disclose such developments by amending this Schedule 13D unless he also participates in formulating or making such plans or proposals in his capacity as an investor in the Issuer.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(b)  The following disclosures are based on 49,512,651 shares of Common Stock of the Issuer issued and outstanding as of November 2, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 3, 2016.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own the following:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
ABP LLC	—	—	17,999,999	—	17,999,999	17,999,999	36.35%
ABP Trust	—	—	17,999,999	—	17,999,999	17,999,999	36.35%
Adam D. Portnoy (1)	108,000	108,000	17,999,999	108,000	17,999,999	18,107,999	36.57%
Barry M. Portnoy (1)	231,622	231,622	17,999,999	231,622	17,999,999	18,231,621	36.82%

(1)         Adam D. Portnoy and Barry M. Portnoy are managing trustees of Senior Housing Properties Trust, a Maryland real estate investment trust (“SNH”), which owns 4,235,000 shares of Common Stock. Adam D. Portnoy and Barry M. Portnoy are also executive officers of The RMR Group LLC, a Maryland limited liability company (“RMR LLC”), the manager of SNH. However, they and RMR LLC may not act to vote or sell the 4,235,000 shares of Common Stock owned by SNH without authorization of the board of trustees of SNH, which is comprised of five trustees. As a result, Adam D. Portnoy and Barry M. Portnoy have determined that they do not beneficially own the 4,235,000 shares of Common Stock owned by SNH and, as a result, those shares of Common Stock are not included in the numbers above.

(c)  Except as set forth in Item 3 of this Schedule 13D and this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in shares of Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Issuer Board Approvals in Connection with the Offer

On October 1, 2016, the Issuer’s independent directors and the Issuer’s board of directors (with Barry M. Portnoy abstaining), voting separately, each:

CUSIP No. 33832D106	SCHEDULE 13D	Page 9 of 12 Pages

•                  determined that the ownership by the Reporting Persons and certain related persons, in aggregate, of up to thirty-eight percent (38%) of the issued and outstanding shares of Common Stock, will not cause the Issuer or any person in which the Issuer owns, directly or indirectly, any equity interest and which is a tenant of SNH or any entity in which SNH owns any equity interest, to be considered a “related party tenant” with respect to SNH for purposes of Section 856(d)(2)(B) of the Internal Revenue Code of 1986, as amended (the “Code”);

•                  granted certain exceptions to the ownership restrictions set forth in the Issuer’s charter to the Reporting Persons and certain related persons that deem them to be “Excepted Holders,” as defined in the Issuer’s charter, including allowing the Reporting Persons together with certain related persons to own, directly or by attribution, in aggregate, up to thirty-eight percent (38%) of the issued and outstanding shares of Common Stock, but in any event not in excess of the lesser of (x) the maximum number of shares of Common Stock which they may acquire and own without having obtained the consent of lenders to the Issuer and its subsidiaries until such lender consent has been obtained, and thereafter, the maximum number of shares of Common Stock which they may acquire and own under such lender consent and (y) one hundred and four percent (104%) of the issued and outstanding shares of Common Stock that they own on March 31, 2017; and

•                  for the purposes of restrictions on transfers of shares of Common Stock set forth in Article IX of the Issuer’s bylaws and Sections 3-601, 3-602 and 3-603 under the MGCL, approved the acquisition by the Reporting Persons, in aggregate, of up to 18,000,000 shares of Common Stock and certain other transfers by or to the Reporting Persons and certain related persons, subject to the terms and conditions set forth in the Standstill and Lock-Up Agreement defined and described below. The exception to the ownership restriction in the Issuer’s charter also covers certain persons to whom shares of Common Stock owned by the Reporting Persons and certain other persons may be attributed under tax laws for such attributed shares of Common Stock and certain additional shares of Common Stock, including those issued pursuant to an Issuer equity compensation plan.

Consent, Standstill, Registration Rights and Lock-Up Agreement

In connection with the Reporting Persons’ request that the Issuer grant the above described exceptions and approvals, on October 2, 2016, the Reporting Persons entered into a Consent, Standstill, Registration Rights and Lock-Up Agreement with the Issuer (the “Standstill and Lock-Up Agreement”) that stipulates conditions to the effectiveness of the exceptions and approvals granted by the Issuer’s board of directors described above, including that:

•                  the Reporting Persons shall have obtained (i) the written consent of SNH to the Issuer’s board of directors’ grant of the exceptions to the ownership restrictions set forth in the Issuer’s charter described in the Standstill and Lock-Up Agreement, including allowing the Reporting Persons together with certain related persons to own, directly or by attribution, in aggregate, up to thirty-eight percent (38%) of the issued and outstanding shares of Common Stock, and (ii) a written waiver of SNH of any default or event of default under any lease, management or other agreement between or among the Issuer and SNH, or any of their subsidiaries, arising or resulting from the grant of such exceptions or the acquisition by the Reporting Persons, in aggregate, of up to 18,000,000 shares of Common Stock, such consent and waiver to be in a form satisfactory to the Issuer’s board of directors in its sole discretion;

•                  if required, the Reporting Persons shall have obtained a written waiver from the Issuer’s lenders under its secured revolving credit facility of any default or event of default under the agreement governing such credit facility or resulting from the acquisition by the Reporting Persons of 35% or more of the combined voting power of all voting interests of the Issuer, for the benefit of the Issuer and the Reporting Persons and otherwise in a form satisfactory to the Issuer’s board of directors in its sole discretion;

CUSIP No. 33832D106	SCHEDULE 13D	Page 10 of 12 Pages

•                  the representations and warranties of the Reporting Persons set forth in the Standstill and Lock-Up Agreement shall be true and correct as of the date of that agreement in all material respects; and

•                  any permit, license or other approval of any governmental entity required to be obtained by the Issuer, SNH or any of their respective subsidiaries as a result of the acquisition of shares of Common Stock by the Reporting Person shall have been obtained or, in the judgment of the board or directors of the Issuer, is expected to be timely obtained, on terms satisfactory to the board of directors of the Issuer.

Under the Standstill and Lock-Up Agreement, the Reporting Persons each agreed not to transfer, except for certain permitted transfers as provided for therein, any shares of Common Stock acquired after October 2, 2016, including shares of Common Stock acquired in the Offer but not including shares of Common Stock issued to Barry M. Portnoy or Adam D. Portnoy under the Issuer’s equity compensation plans, for a lock-up period that ends on the earlier of (i) the ten year anniversary of the Standstill and Lock-Up Agreement, (ii) January 1st of the fourth calendar year after the Issuer’s first taxable year to which no then existing net operating loss or certain other tax benefits may be carried forward by the Issuer, but no earlier than January 1, 2022, (iii) the date that the Issuer enters into a definitive binding agreement for a transaction that, if consummated, would result in a change of control of the Issuer, (iv) the date that the Issuer’s board of directors otherwise approves and recommends that its stockholders accept a transaction that, if consummated, would result in a change of control of the Issuer; and (v) the consummation of a change of control of the Issuer.

Under the Standstill and Lock-Up Agreement, the Reporting Persons each agreed, for a period of ten years, not to engage in certain activities involving the Issuer without the approval of the Issuer’s board of directors, including not to (i) effect or seek to effect any tender or exchange offer, merger, business combination, recapitalization, restructuring, liquidation or other extraordinary transaction involving the Issuer, other than the acquisition by the Reporting Persons of up to 18,000,000 shares of Common Stock prior to March 31, 2017, or solicit any proxies to vote any voting securities of the Issuer, (ii) deposit the shares of Common Stock or other voting securities of the Issuer in a voting trust or subject the shares of Common Stock to a voting agreement or other arrangement with respect to the voting of such shares of Common Stock; (iii) publicly request that the Issuer amend or waive any provision of the Standstill and Lock-Up Agreement; (iv) take any action which would reasonably be expected to result in the Issuer making a public announcement regarding any of the types of matters set forth above; or (v) encourage, assist or enter into any discussions or arrangements with any third party with respect to any of the foregoing. These provisions do not restrict activities taken by an individual in her or his capacity as a director, officer or employee of the Issuer.

The Standstill and Lock-Up Agreement also provides the Reporting Persons with certain demand and piggy-back registration rights that they may exercise at any time after the lock-up period described above, subject to specified terms and conditions.

The foregoing description of the Standstill and Lock-Up Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of the Standstill and Lock-Up Agreement, which is attached as Exhibit 99.8 hereto and incorporated herein by reference.

SNH Consent

On October 2, 2016, the Reporting Persons entered into a Consent Agreement with SNH (the “SNH Consent Agreement”), which was approved by SNH’s independent trustees and SNH’s board of trustees, voting separately, pursuant to which SNH (i) consented to the Issuer’ board of directors’ grant of exceptions to the ownership restrictions set forth in the Issuer’s charter that would allow the Reporting Persons and certain related persons to acquire and own, in aggregate, up to thirty-eight percent (38%) of the issued and outstanding shares of Common Stock and (ii) waived any default or event of default under any lease, management or other agreement between or among the Issuer and SNH, or any of their subsidiaries, arising or resulting from the grant of such exceptions or the acquisition by the Reporting Persons, in aggregate, of up to 18,000,000 shares of Common Stock. The SNH Consent Agreement stipulates conditions to the effectiveness of the consent and waiver granted by the SNH board of trustees, including that the Reporting Persons shall have entered into the Standstill and Lock-Up Agreement in a form satisfactory to SNH’s board of trustees in its sole discretion, and that all conditions to the effectiveness of the Standstill and Lock-Up Agreement shall have been satisfied.

CUSIP No. 33832D106	SCHEDULE 13D	Page 11 of 12 Pages

The foregoing description of the SNH Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of the SNH Agreement, which is attached as Exhibit 99.9 hereto and incorporated herein by reference.

FVE’s Credit Facility

On October 17, 2016, the Reporting Persons requested the consent and waiver of the required lenders under the Issuer’s secured revolving credit facility of any default or event of default under the agreement governing such credit facility resulting from the acquisition by the Reporting Persons of more than 35% of the combined voting power of all voting interests of the Issuer. In connection with this request, on October 21, 2016, the Reporting Persons and the Issuer entered into a letter agreement pursuant to which the Reporting Persons confirmed their agreement to reimburse the Issuer for all of its out-of-pocket fees and expenses reasonably incurred in connection with such request and acknowledged that the lender waiver and consent does not increase the maximum number of shares of Common Stock permitted to be acquired by the Reporting Persons under, or vary any other terms or conditions of, the Standstill and Lock-Up Agreement. On October 21, 2016, the required lenders under the Issuer’s secured revolving credit facility granted the waiver and consent, thereby permitting ABP LLC’s acquisition of 18,000,000 Shares in the Offer.

The foregoing description of the October 21, 2016 letter agreement between the Issuer and the Reporting Persons is not complete and is subject to and qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.10 hereto and incorporated herein by reference.

Issuer Share Awards

Barry M. Portnoy, in his capacity as a Managing Director of the Issuer, and Adam D. Portnoy, in his capacity as an officer and employee of RMR LLC, are eligible to receive grants of awards of Common Stock under the Issuer’s equity compensation plan.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

99.1                        Agreement of Joint Filing, dated November 14, 2016, among ABP Acquisition LLC, ABP Trust, Adam D. Portnoy and Barry M. Portnoy.

99.2                        Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 6, 2016 with the U.S. Securities and Exchange Commission (the “Commission”)  (incorporated by reference to such Schedule TO-T).

99.3                        Amendment No. 1 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 27, 2016 with the Commission (incorporated by reference to such Amendment No. 1 to Schedule TO-T).

99.4                        Amendment No. 2 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 28, 2016 with the Commission (incorporated by reference to such Amendment No. 2 to Schedule TO-T).

99.5                        Amendment No. 3 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on November  4, 2016 with the Commission (incorporated by reference to such Amendment No. 3 to Schedule TO-T).

99.6                        Amendment No. 4 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on November  8, 2016 with the Commission (incorporated by reference to such Amendment No. 4 to Schedule TO-T).

CUSIP No. 33832D106	SCHEDULE 13D	Page 12 of 12 Pages

99.7                        Amendment No. 5 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on November 14, 2016 with the Commission (incorporated by reference to such Amendment No. 5 to Schedule TO-T).

99.8                        Consent, Standstill, Registration Rights and Lock-Up Agreement, dated as of October 2, 2016, by and among Five Star Quality Care, Inc., ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy (incorporated by reference to Exhibit (a)(1)(F) to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 6, 2016 with the Commission).

99.9                        Consent Agreement, dated as of October 2, 2016, by and among Senior Housing Properties Trust, ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy (incorporated by reference  to Exhibit (a)(1)(G) to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 6, 2016 with the Commission).

99.10                 Letter Agreement regarding execution and expense reimbursement of Credit Facility Letter Waiver and Consent, dated as of October 21, 2016, by and among Five Star Quality Care, Inc., ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy (incorporated by reference  to Exhibit (a)(1)(M) to Amendment No. 1 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 27, 2016 with the Commission).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2016

ABP Acquisition LLC

By:	/s/ Adam D. Portnoy
Name:	Adam D. Portnoy
Title:	President

ABP Trust

By:	/s/ Adam D. Portnoy
Name:	Adam D. Portnoy
Title:	President

Adam D. Portnoy

/s/ Adam D. Portnoy

Barry M. Portnoy

/s/ Barry M. Portnoy

SCHEDULE I

All addresses are c/o ABP Acquisition LLC, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  The present principal occupation for each of the individuals below is director of ABP LLC and officer, trustee and/or director of other affiliated entities.

Name	Title	Citizenship
Adam D. Portnoy	Director and President	United States
Barry M. Portnoy	Director	United States

SCHEDULE II

All addresses are c/o ABP Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  The present principal occupation for each of the individuals below is trustee of ABP Trust and officer, trustee and/or director of other affiliated entities.

Name	Title	Citizenship
Adam D. Portnoy	Trustee and President	United States
Barry M. Portnoy	Trustee	United States

INDEX TO EXHIBITS

Exhibit No.

99.1                        Agreement of Joint Filing, dated November 14, 2016, among ABP Acquisition LLC, ABP Trust, Adam D. Portnoy and Barry M. Portnoy.

99.2                        Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 6, 2016 with the U.S. Securities and Exchange Commission (the “Commission”)  (incorporated by reference to such Schedule TO-T).

99.3                        Amendment No. 1 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 27, 2016 with the Commission (incorporated by reference to such Amendment No. 1 to Schedule TO-T).

99.4                        Amendment No. 2 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 28, 2016 with the Commission (incorporated by reference to such Amendment No. 2 to Schedule TO-T).

99.5                        Amendment No. 3 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on November  4, 2016 with the Commission (incorporated by reference to such Amendment No. 3 to Schedule TO-T).

99.6                        Amendment No. 4 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on November  8, 2016 with the Commission (incorporated by reference to such Amendment No. 4 to Schedule TO-T).

99.7                        Amendment No. 5 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on November 14, 2016 with the Commission (incorporated by reference to such Amendment No. 5 to Schedule TO-T).

99.8                        Consent, Standstill, Registration Rights and Lock-Up Agreement, dated as of October 2, 2016, by and among Five Star Quality Care, Inc., ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy (incorporated by reference to Exhibit (a)(1)(F) to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 6, 2016 with the Commission).

99.9                        Consent Agreement, dated as of October 2, 2016, by and among Senior Housing Properties Trust, ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy (incorporated by reference  to Exhibit (a)(1)(G) to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 6, 2016 with the Commission).

99.10                 Letter Agreement regarding execution and expense reimbursement of Credit Facility Letter Waiver and Consent, dated as of October 21, 2016, by and among Five Star Quality Care, Inc., ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy (incorporated by reference  to Exhibit (a)(1)(M) to Amendment No. 1 to Schedule TO-T (including all exhibits thereto) as filed by ABP Acquisition LLC on October 27, 2016 with the Commission).